# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Adagene Inc., CIK 0001818838
CUSIP: 005329107
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: 4F, BUILDING C14, NO. 218, XINGHU STREET, SUZHOU INDUSTRIAL PARK, JIANGSU, China (F4), 00000
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001106662

## Reporting persons
- Smith Vincent C: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 523,105; shared voting power 3,310,701; sole dispositive power 523,105; shared dispositive power 3,310,701; aggregate amount beneficially owned 3,833,806 (6.9% of the class)
  Comment: (1) Includes sole voting and dispositive power over 523,105 Ordinary Shares held directly, and shared voting and dispositive power over 3,125,000 Ordinary Shares held by Red Beard Holdings, LLC and 185,701 Ordinary Shares held by VCS Master Holdings GP. Mr. Smith is the Manager of Red Beard Holdings, LLC therefore may be deemed to have beneficial ownership of the shares held thereby. Mr. Smith is the grantor of all of the trusts that are partners of VCS Master Holdings GP and disclaims beneficial ownership of the shares held thereby.
  
  (2) Represents Ordinary Shares held by the Reporting Person. There is no CUSIP number assigned to the Ordinary Shares. CUSIP number 005329 107 has been assigned to the ADSs of the Issuer, which are quoted on NASDAQ Stock Market under the symbol "ADAG." Each ADS represents one and one quarter Ordinary Share.
- Red Beard Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,125,000; sole dispositive power 0; shared dispositive power 3,125,000; aggregate amount beneficially owned 3,125,000 (5.6% of the class)
  Comment: (1) Mr. Smith is the Manager of Red Beard Holdings, LLC, and may be deemed to have beneficial ownership of the shares held thereby.
  
  (2) Represents the ordinary shares, par value $0.0001 per share of the Issuer ("Ordinary Shares") held by the Reporting Person. There is no CUSIP number assigned to the Ordinary Shares. CUSIP number 005329 107 has been assigned to the American depositary shares ("ADSs") of the Issuer, which are quoted on NASDAQ Stock Market under the symbol "ADAG." Each ADS represents one and one quarter Ordinary Share.
- VCS Master Holdings GP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 185,701; sole dispositive power 0; shared dispositive power 185,701; aggregate amount beneficially owned 185,701 (1% of the class)
  Comment: (1) Mr. Smith is the grantor of all of the trusts that are partners of VCS Master Holdings GP, and disclaims beneficial ownership of the shares held thereby.
  
  (2) Represents Ordinary Shares held by the Reporting Person. There is no CUSIP number assigned to the Ordinary Shares. CUSIP number 005329 107 has been assigned to the ADSs of the Issuer, which are quoted on NASDAQ Stock Market under the symbol "ADAG." Each ADS represents one and one quarter Ordinary Share.

## Item 1. Issuer
Name of issuer: Adagene Inc.
Address of issuer's principal executive offices: 4F, BUILDING C14, NO. 218, XINGHU STREET, SUZHOU INDUSTRIAL PARK, JIANGSU, CHINA, 00000.

## Item 2. Person Filing
Name of person filing:
This Statement is filed on behalf of each of the following:

(i) Red Beard Holdings, LLC, a limited liability company organized under the laws of Delaware ("Red Beard");
(ii) VCS Master Holdings GP, a Delaware General Partnership ("VCS"); and
(iii) Vincent C. Smith, an individual ("Mr. Smith", and together with Red Beard and VCS, the "Reporting Persons").

Mr. Smith is the Manager of Red Beard Holdings, and therefore may be deemed to have beneficial ownership of the shares reported herein. Mr Smith is the grantor of all the trusts that are the partners of VCS, and disclaims beneficial ownership of the shares held thereby.
Address of principal business office or, if none, residence: The mailing address for each of the Reporting Persons is 17595 Harvard Avenue, Suite C511, Irvine, California 92614.
Citizenship:
(i) Red Beard is a limited liability company organized under the laws of Delaware;
(ii) VCS is a general partnership organized under the laws of Delaware; and
(iii) Mr. Smith is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
(i) Red Beard beneficially owns an aggregate of 3,125,000 Ordinary Shares;
(ii) VCS beneficially owns an aggregate of 185,701 Ordinary Shares; and
(iii) Mr. Smith may be deemed to beneficially own an aggregate of 3,833,806 Ordinary Shares, including 523,105 Ordinary Shares held directly, 3,125,000 Ordinary Shares held by Red Beard and 185,701 Ordinary Shares held by VCS.
Percent of class: The percentage of shares beneficially owned by the Reporting Persons below is based upon 55,338,480 of the Issuer's Ordinary Shares outstanding as of June 30, 2024, as set forth in Exhibit 99.2 to the Issuer's Current Report on Form 6-K filed with the Securities and Exchange Commission on November 7, 2024:
Sole power to vote or to direct the vote:
Red Beard: 0
VCS: 0
Mr. Smith: 523,105
Shared power to vote or to direct the vote:
Red Beard: 3,125,000
VCS: 185,701
Mr. Smith: 3,310,701
Sole power to dispose or to direct the disposition:
Red Beard: 0
VCS: 0
Mr. Smith: 523,105
Shared power to dispose or to direct the disposition:
Red Beard: 3,125,000
VCS: 185,701
Mr. Smith: 3,310,701

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Smith Vincent C: Vincent C. Smith, Individual (02/04/2025)
- Red Beard Holdings, LLC: Vincent C. Smith, Manager (02/04/2025)
- VCS Master Holdings GP: Jerry Rickmeyer, Trustee & Partner (02/04/2025)